REVISED 1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 15, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	TRILOGY INTERNATIONAL PARTNERS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA89621T1084

	CUSIP:	89621T108

2	Date Fixed for the Meeting:	May 14, 2021

3	Record Date for Notice:	March 25, 2021

4	Record Date for Voting:	March 25, 2021

5	Beneficial Ownership Determination Date:	March 25, 2021

6	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	SPECIAL VOTING (by Voting Trustee)*

7	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	SPECIAL VOTING (by Voting Trustee)*

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

" Christopher de Lima "

Senior Relationship Manager

Christopher.delima@tmx.com

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